FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084
Gyula Fazekas, Matáv IR
+36-1-457-6186
investor.relations@ln.matav.hu
Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207 282 2924

MATÁV MEETS 2002 TARGETS IN A CHANGING ENVIRONMENT

BUDAPEST – February 14, 2003 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the full year 2002 according to International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues grew by 7.8% (13.9% in EUR terms) to HUF 590.6 bn (EUR 2,430.7 m) in 2002 compared to 2001 driven mainly by higher mobile and international segment (MakTel) revenue growth, partly offset by a decline in international traffic revenues.

•                  Matáv decided to carry out headcount reductions in 2003 and 2004. The cost of this measure, accounted for in Q4 2002, was approximately HUF 8.6 bn and took the form of severance provisions mainly at the fixed line segment.

•                  EBITDA grew to HUF 245.0 bn (3.8% growth) with EBITDA margin reaching 41.5%.

•                  Fixed line segment: EBITDA margin was 35.8% as severance provision mainly hit parent company results in Q4 2002.

•                  Mobile segment: Revenue increased by 16.9% mainly due to the growing customer base. EBITDA margin amounted to 37.8% in 2002. Westel had 3.4 million customers at the end of 2002.

•                  International segment: Revenue increased by 12.5% and the EBITDA margin reached a very impressive 54.5% due to growth in the subscriber base across all business areas. Higher subscription fees and domestic traffic prices resulted in growth, which was partly offset by lower international traffic revenues.

•                  Net income for the Group declined to HUF 68.1 bn (EUR 280.4 m) as net interest charges grew (due to a higher loan balance) and the income tax expense (Westel) rose significantly.

•                  Net cash from operating activities rose moderately to HUF 199.0 bn as a result of higher EBITDA, partly offset by a change in working capital requirements (mainly due to a fall in trade payables) and higher interest paid. Net cash utilized in investing activities fell strongly as capex was lower and the major acquisitions were executed in 2001 (MakTel, Emitel). Net cash utilized in financing activities amounted to HUF 80.1 bn, driven by continuous debt repayments during 2002.

•                  Net debt has been reduced by HUF 78.2 bn since the end of 2001 resulting in a reduced gearing ratio defined as net debt to net debt plus equity plus minority interest of 38.8% compared to 46.6% at year-end 2001.

Elek Straub, Chairman and CEO commented: “One year ago we set ourselves three targets for 2002: high single digit revenue growth, EBITDA margin above 40% and gross additions to tangible and intangible assets of around 105 billion forints. In the third quarter we modified our forecasts for gross additions to tangible and intangible assets to below 100 billion forints to reflect our aims of improved efficiency. With nearly 8% revenue growth, an EBITDA margin of 41.5% and gross additions to tangible and intangible assets at HUF 98 billion in 2002, we have successfully achieved our financial targets for this year. The fixed line segment remained a strong cash generator although its profit was hit by the severance provision relating to the forthcoming headcount reduction, which mainly affects the parent company. In the mobile business, we put a balanced emphasis on profitability and market share. As a result of this, we achieved a strong EBITDA while maintaining our leading position in the face of intense competition. Our international acquisition proved to be a real success for the second consecutive year with an EBITDA margin of above 50%. We expect continued growth for the Group in 2003, although at a lower rate than in 2002, as competition strengthens and domestic mobile penetration growth slows. At the same time we expect further volume increases in MakTel’s key businesses. We anticipate low single digit revenue growth at Matáv Group in 2003. Our EBITDA margin target is in the region of 40% for this year. Planned gross additions to tangible and intangible assets for 2003 are around 90 billion forints.”

Fixed line: Successful tariff packages, results were hit by severance provision

Fixed line revenues grew moderately by 0.8% to HUF 336.3 bn with an EBITDA margin of 35.8%. Domestic and international traffic revenues combined fell by 6.2%. Leased line and data revenues grew by 14.4%, driven by volume growth in managed leased lines, ADSL and Internet subscribers. Fixed line penetration and the total number of lines marginally declined. However, the number of ISDN channels increased to 511,326, showing a 14.0% growth since end-2001. The Minimal package represented approximately 25% of total residential lines at year-end 2002. By the end of December 2002, 17.7% of Matáv’s total fixed lines were ISDN. The Company was successful in broadband applications, with the number of installed ADSL lines growing to 33,951 by the end of 2002. Matáv’s Internet subsidiary, Axelero maintained its leading position among ISPs in the dial-up market with approximately 43% market share and almost 150,000 Internet subscribers. Internet usage had a proportionally greater share in the total call volume.

Mobile: Market leadership maintained, rapid growth in enhanced services

Mobile segment revenues rose by 16.9% and EBITDA increased by 15.4% to HUF 87.8 bn. Depreciation and amortization fell by 12.1% to HUF 35.4 bn reflecting lower intangible asset amortization during 2002. Operating profit rose to HUF 52.4 bn from HUF 35.8 bn and operating profit margin grew 4.5 percentage points to 22.5% in 2002. Westel maintained its leading position in an expanding mobile market characterized by intense competition. Its customer base was above 3.4 million at the end of December 2002. Westel’s GSM market share was 49.6% showing a slight decline due to a stricter prepaid entry barrier policy relative to the competitors. At the end of the fourth quarter, prepaid customers represented 75.0% of the total customer base. Average acquisition cost per customer fell by 28.0% to HUF 13,490 in 2002 from HUF 18,748 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (connection fee less the SIM card cost) and the sales related equipment subsidy and agent fee. Both ARPU (monthly average revenue per user) and MOU (monthly average minutes of use per subscriber) declined due to a continuing dilution of the customer base, resulting in ARPU of HUF 5,732 and a MOU of 118 in 2002. Enhanced services (mainly SMS) within ARPU reached HUF 549 (9.6% of total), showing an impressive development compared to HUF 405 (5.8% of total) in 2001. Year-to-date churn rate was relatively low at 14.7% in 2002. The churn rate in the postpaid segment showed a continuous decline this year and fell to 10.2% in the fourth quarter of 2002 as a result of a successful customer retention program.

International: Impressive results demonstrate the success of the Macedonian acquisition

International revenues grew by 12.5% to HUF 67.6 bn in 2002. The EBITDA margin was strong at 54.5%. Revenues from subscriptions and domestic traffic revenues increased due to both volume growth and price increases. International traffic revenues fell due to a reduction in outgoing and incoming prices and lower usage. Mobile revenues increased, driven by a larger customer base and higher prices. Employee related expenses rose to HUF 7.8 bn due to wage increases. Fixed line penetration in Macedonia was 28%, and mobile penetration grew to 18% by the end of December 2002. Fixed line customers reached 594,213, up 8.0% from a year earlier. Within this, analog subscribers rose by 7.0% to 571,863 and ISDN channels grew significantly by 43.6% to 22,350. The mobile customer base grew by 65.5% to 366,348. The number of Internet subscribers reached 34,222 at the end of December 2002.

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of December 31, 2002 include MagyarCom GmbH, owned by Deutsche Telekom AG (59.21%). The remainder, 40.79% is publicly traded.

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s full year 2002 results please visit our website:

(http://www.matav.hu/english/investor relations) or the website of the Budapest Stock Exchange (www.bse.hu Listed Securities/ Issuer’s news).

MATÁV Consolidated Balance Sheets - IAS

(HUF million)	Dec 31, 2001	Dec 31, 2002	Dec 31, 2001 - Dec 31, 2002 % change
	(Unaudited)	(Unaudited)
	Restated
ASSETS
Current assets
Cash and cash equivalents	10 117	8 851	(12,5)%
Financial investments	327	447	36,7%
Trade and other receivables	88 079	88 921	1,0%
Inventories	13 297	13 063	(1,8)%
Assets held for disposal	3 725	2 285	(38,7)%
Total current assets	115 545	113 567	(1,7)%

Property, plant and equipment	654 298	645 087	(1,4)%
Intangible assets	306 029	295 199	(3,5)%
Associates and other long term investments	13 199	6 858	(48,0)%
Total fixed assets	973 526	947 144	(2,7)%

Other non current assets	15 125	16 740	10,7%

Total assets	1 104 196	1 077 451	(2,4)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Loans and other borrowings	33 607	228 340	579,4%
Trade and other payables	122 126	101 857	(16,6)%
Deferred revenue	3 430	2 722	(20,6)%
Provisions for liabilities and charges	3 320	11 150	235,8%
Total current liabilities	162 483	344 069	111,8%

Loans and other borrowings	419 763	145 667	(65,3)%
Deferred revenue	7 101	4 456	(37,2)%
Provisions for liabilities and charges	0	1 040	n.a.
Deferred tax liability	1 763	2 646	50,1%
Other non current liabilities	4 617	3 993	(13,5)%
Total non current liabilities	433 244	157 802	(63,6)%

Minority interests	48 169	59 436	23,4%

Shareholders’ equity
Common stock	103 736	104 281	0,5%
Additional paid in capital	22 955	27 382	19,3%
Treasury stock	(163)	(4 488)	2 653,4%
Retained earnings	333 772	388 969	16,5%
Total shareholders’ equity	460 300	516 144	12,1%

Total liabilities and shareholders’ equity	1 104 196	1 077 451	(2,4)%

MATÁV Consolidated Income Statements - IAS

		Year ended Dec 31,
(HUF million)	2001	2002	% change
	(Unaudited)	(Unaudited)
	Restated Reclassed

Revenues

Subscriptions, connections and other charges	97 487	98 050	0,6%
Domestic traffic revenue	123 366	118 812	(3,7)%
Other usage	17 254	15 024	(12,9)%

Domestic telecommunications services	238 107	231 886	(2,6)%

International traffic revenues	32 212	27 076	(15,9)%

Mobile telecommunications services	140 234	178 492	27,3%

Revenues from international activities	59 977	67 330	12,3%

Leased lines and data transmission	30 977	34 142	10,2%

Other services	46 228	51 659	11,7%

Total revenues	547 735	590 585	7,8%

Employee related expenses	(75 962)	(89 264)	17,5%
Depreciation and amortization	(116 622)	(122 741)	5,2%
Payments to other network operators	(72 606)	(81 078)	11,7%
Cost of telecommunications equipment sales	(39 101)	(39 744)	1,6%
Other operating expenses	(124 044)	(135 518)	9,2%

Total operating expenses	(428 335)	(468 345)	9,3%

Operating profit	119 400	122 240	2,4%

Net interest and other charges	(13 104)	(27 919)	113,1%

Share of associates’ results before income tax	1 703	691	(59,4)%

Profit before income tax	107 999	95 012	(12,0)%

Income tax expense	(11 733)	(13 245)	12,9%

Profit after income tax	96 266	81 767	(15,1)%

Minority interest	(13 706)	(13 639)	(0,5)%

Net income	82 560	68 128	(17,5)%

MATÁV Consolidated Cash Flow Statement - IAS

(HUF million)	Year ended December 31, 2001	Year ended December 31, 2002	% change
	(Unaudited)	(Unaudited)
	restated
Cash flows from operating activities
Operating profit	119 400	122 240	2,4%
Depreciation and amortization	116 622	122 741	5,2%
Change in working capital	4 941	(4 994)	n.m.
Amortization of deferred revenue	(3 499)	(3 353)	(4,2)%
Interest paid	(19 416)	(27 259)	40,4%
Commissions and bank charges	(2 420)	(3 296)	36,2%
Income tax paid	(13 383)	(13 234)	(1,1)%
Other cash flows from operations	(5 700)	6 198	n.m.

Net cash flows from operating activities	196 545	199 043	1,3%

Cash flows from investing activities
Purchase of tangible and intangible assets	(127 747)	(109 988)	(13,9)%
Purchase of subsidiaries and investments	(326 553)	(13 459)	(95,9)%
Cash acquired through business combinations	6 314	0	n.a.
Interest received	2 141	660	(69,2)%
Dividends received	779	1 437	84,5%
Purchase of trading investments - net	6 417	(120)	n.m.
Proceeds from disposal of fixed assets	9 099	1 529	(83,2)%

Net cash flows from investing activities	(429 550)	(119 941)	(72,1)%

Cash flows from financing activities

Dividends paid to shareholders and minority interest	(18 806)	(11 437)	(39,2)%
Net repayments of loans and other borrowings	249 164	(69 358)	n.m.
Proceeds from issue of common stock	0	4 973	n.a.
Purchase of treasury stock - net	(36)	(4 403)	n.a.
Other	(125)	171	n.m.

Net cash flows from financing activities	230 197	(80 054)	n.m.

Effect of foreign exchange rate changes on cash and cash equivalents	(371)	(314)	(15,4)%

Change in cash and cash equivalents	(3 179)	(1 266)	(60,2)%

Cash and cash equivalents, beginning of year	13 296	10 117	(23,9)%

Cash and cash equivalents, end of year	10 117	8 851	(12,5)%

Change in cash and cash equivalents	(3 179)	(1 266)	(60,2)%

Summary of key operating statistics

	31.dec.01	31.dec.02	% change
EBITDA margin	43,1%	41,5%	n.a.
Operating margin	21,8%	20,7%	n.a.
Net income margin	15,1%	11,5%	n.a.
ROA	8,0%	6,2%	n.a.
Net debt to total capital	46,6%	38,8%	n.a.

Number of closing lines at Matáv Rt.
Residential	2 151 346	2 055 338	(4,5)%
Business	299 267	282 406	(5,6)%
Payphone	37 432	33 316	(11,0)%
ISDN channels	448 396	511 326	14,0%
Total lines	2 936 441	2 882 386	(1,8)%

Digitalization of exchanges with ISDN	85,4%	87,1%	n.a.
Penetration	39,1%	38,4%	n.a.

Matáv Rt. employees (closing full equivalent)	9 298	9 153	(1,6)%
Group number of employees (closing full equivalent)	16 633	16 114	(3,1)%
Lines per fixed line employees at Matáv Rt.	316	315	(0,3)%
Lines per fixed line employees at Matáv Rt. + Emitel	314	313	(0,3)%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	10 088 137	8 820 201	(12,6)%
International outgoing	166 649	150 999	(9,4)

Emitel line numbers incl. ISDN channels	80 899	79 460	(1,8)%
Emitel domestic traffic (thousand minutes)	91 567	179 670	96,2%
Emitel international outgoing traffic (thousand minutes)	1 370	2 545	85,8%

Westel 0660 RPCs (Revenue Producing Customers)	44 308	23 345	(47,3)%
Westel RPCs (Revenue Producing Customers)	2 493 485	3 402 788	36,5%
Total cellular RPCs	2 537 793	3 426 133	35,0%

Westel’s MOU	146	118	(19,2)%
Westel’s ARPU (Average Traffic Rev./RPC/Month)	6 946	5 732	(17,5)%
Westel’s overall churn	13,7%	14,7%	n.a.

Managed leased lines (FLEX-Com connections)	11 386	12 716	11,7%
Internet subscribers	133 171	149 962	12,6%
Cable television customers	300 857	338 625	12,6%

Analysis of the Financial Statements
for the year ended December 31, 2002

Basis of presentation

On December 21, 2001 Matáv completed the purchase of the remaining 49% of Westels. At the time of exercising the Westel option, 59% of Matáv Rt.’s share capital and 49% of the Westels’ share capital were owned by Deutsche Telekom. As the transaction was carried out between entities under common control, Matáv Rt. has restated its financial statements for the years 2000 and 2001, and included the Westels in the consolidated financial statements as if they had been wholly owned by Matáv Rt. from March 2000. The restatements relate to goodwill and brandname taken over from Deutsche Telekom’s consolidated accounts at historic values, allocation to customer base and the related amortization and deferred tax. In addition, from this date 100% of the Westels’ results have been included in Matáv Group’s restated results. The previously published results effectively only included 51% of the Westels’ results after the deduction of 49% minority interest.

Matáv has reviewed the classification of its data transmission products and based on this review, the leased lines and data transmission category has been redefined effective January 1, 2002. International incoming revenues relating to data transmission products, reported in international traffic revenues earlier, have been reclassified into data transmission. Cable television revenues, reported in data transmission earlier, have been reclassified into other services. Various ISDN charges, reported in data transmission in prior year reports, have been reclassified into subscriptions, connections and other charges. The Company has reclassified prior period revenue lines as well according to these new definitions.

Exchange rate information

The Euro depreciated by 4.23% against the Hungarian Forint year on year (from 246.33 HUF/EUR on December 31, 2001 to 235.90 HUF/EUR on December 31, 2002). The average HUF/EUR rate decreased from 256.68 in the year ended December 31, 2001 to 242.97 in 2002.

The U.S. Dollar depreciated by 19.31% against the Hungarian Forint year on year (from 279.03 HUF/USD on December 31, 2001 to 225.16 HUF/USD on December 31, 2002).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges increased by 0.6% for the year ended December 31, 2002 compared to the same period in 2001. This growth resulted mainly from subscription fee increases from February 1, 2002 for analog lines (3.9%) and ISDN lines and additional subscription fee increases from September 1, 2002 for analog lines (2.8%). The average number of lines including ISDN channels decreased by 0.7% in 2002 compared to 2001. Increase in subscription revenues was partially offset by decline in revenues from connection fees, which resulted from the lower number of gross additions.

Domestic traffic revenue for the year ended December 31, 2002 amounted to HUF 118.8 bn, compared to HUF 123.4 bn for the same period in 2001. This decrease mainly resulted from the 11.6% decline in domestic usage at group level, partly offset by increasing proportion of fixed to mobile network calls with higher per minute prices.

Revenues from other usage for the year ended December 31, 2002 decreased by 12.9% compared to the same period in 2001. This decrease was mainly attributable to lower fees paid to Matáv by other domestic operators.

International traffic revenues decreased to HUF 27.1 bn for the year ended December 31, 2002, compared to HUF 32.2 bn for the same period in 2001. Both outgoing and incoming international revenue show a decrease mainly because of traffic and also price decreases. Outgoing international traffic measured in minutes decreased by 9.4% at Matáv Rt., while incoming international minutes decreased by 8.9% due to wider use of VOIP and leased line services. In addition, international traffic charges decreased by 15% in nominal terms from February 1, 2001, therefore the results for the year 2001 include one month of higher traffic charges. Incoming international traffic revenues were also negatively affected by the stronger HUF.

Revenues from mobile telecommunications services amounted to HUF 178.5 bn for the year ended December 31, 2002, compared to HUF 140.2 bn for the same period in 2001 (a 27.3% increase). The growth mainly resulted from the 45.8% higher Westel average customer base. Within the Westel customers, the prepaid group shows a significant, 51.8% increase. Prepaid customers accounted for approximately 89.4% of gross additions for the year ended December 31, 2002 and represent 75% of total Westel customers at December 31, 2002.

Increases in the mobile customer base were partly offset by decreased usage per subscriber. Westel’s usage per customer per month measured in MOU decreased from 146 minutes in the year 2001 to 118 minutes in the same period of 2002. The decreasing MOU is due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers.

Westel’s average revenue per user (“ARPU”) decreased by 17.5%, from HUF 6,946 in the year ended 2001 to HUF 5,732 in the same period of 2002 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low.

Within mobile telecommunications services enhanced services show the highest increase, which represents 9.6% of the ARPU in the year ended 2002. This revenue includes primarily short message service (“SMS”).

The liberalization of the fixed line telecommunications market in December 2001 is expected to have an effect on the mobile telecommunications industry as well. In November 4, 2002, the Hírközlési Felügyelet (Communications Authority, “HIF”) pronounced Westel as a significant market power in the interconnections market, therefore it had to submit to the HIF cost-based interconnection fees within 30 days for approval. It is expected that government regulated fees and interconnection prices will significantly change and these changes will impact the operations of Westel. The extent and timing of this change is not known yet, but it is not expected to be retrospective to 2002.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Note that MakTel has been consolidated in Matáv’s financial statements since January 15, 2001, thus its results for 2001 exclude the first two weeks of January. Revenues from international activities reached HUF 67.3 bn for the year ended December 31, 2002. The 12.3% increase was due to increase in domestic traffic revenues and revenues from mobile telecommunication services. The number of fixed line subscribers increased by 8%, mobile customers increased by 65.5% year over year.

Revenues from leased lines and data transmission grew to HUF 34.1 bn for the year ended December 31, 2002, compared to HUF 31.0 bn for the same period in 2001. This strong growth was due to the increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 33,951 (from 6,201 at the end of 2001) and the number of ISDN channels grew to 511,326 by December 31, 2002 (increase of 14%). The number of Internet connections grew by 12.6% to 149,962 at period-end. These volume increases were partially offset by price discounts.

Revenues from other services amounted to HUF 51.7 bn for the year ended December 31, 2002, compared to HUF 46.2 bn for the same period in 2001. Other services include equipment sales, construction, maintenance, cable television, audiotex, telex, telegraph and miscellaneous revenues.  The increase in this category is mainly due to the higher cable television revenue and also the subsidy receivable from the Universal Telecommunication Support Fund that is meant to compensate for the maintenance of low usage discount packages. These increases were partly offset by a 20.8% decrease in revenues from equipment sales at Westel due to lower average phone prices in 2002 compared to a year earlier.

Operating Expenses

Employee-related expenses for the year ended December 31, 2002 amounted to HUF 89.3 bn, compared to HUF 76.0 bn for the same period in 2001 (an increase of 17.5%). The main driver of the increase is the HUF 8.6 billion provision recorded in the fourth quarter of 2002 for the severance payments expected to incur in 2003 and 2004. The headcount is expected to be reduced by 1,100 in 2003 and 250 in 2004 at Matáv Rt. The headcount of the subsidiaries will also be reduced by around 330 in 2003 and 200 in 2004.

In addition, employee related expenses increased mostly at Matáv Rt., Westel and MakTel, resulting from wage rate increases. At Matáv Rt. wages increased by 9% on average effective April 1, 2002, which was partly offset by headcount reductions. Group average headcount figures slightly decreased year over year to 16,385 in the year ended December 31, 2002.

Depreciation and amortization increased by 5.2% reaching HUF 122.7 bn in the year ended December 31, 2002, compared to HUF 116.6 bn for the same period in 2001. This increase is due to higher gross asset base as well as HUF 4.3 bn impairment losses recorded in the fourth quarter of 2002. Impairment losses mainly relate to the public payphone assets and certain assets using 3.5 GHz technology (fixed line segment), accounted for due to changes in market conditions.

Payments to other network operators for the year ended December 31, 2002 reached HUF 81.1 bn, compared to HUF 72.6 bn for the same period in 2001. The increase mainly resulted from higher domestic outpayments due to increased mobile traffic. This increase was partly offset by lower international outpayments resulting from lower international traffic as well as lower average settlement rates with foreign service providers.

The cost of telecommunications equipment sales for the year ended December 31, 2002 amounted to HUF 39.7 bn, compared to HUF 39.1 bn for the same period in 2001. This increase is mainly due to more upgrades and higher number of gross additions, partly offset by decrease in average cost of mobile handsets at Westel.

Other operating expenses increased by 9.2% to HUF 135.5 bn for the year ended December 31, 2002 compared to the same period in 2001. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. The increase in other operating expenses mainly relates to higher agency fees of Westel and contributions payable to the Universal Telecommunication Support Fund. These increases were partly offset by a significant decrease of provision for receivables.

Operating Profit

Operating margin in the year ended December 31, 2002 was 20.7%, while operating margin for the same period in 2001 was 21.8%.

Net Interest and Other Charges

Net interest and other charges were HUF 27.9 bn for the year ended December 31, 2002, compared to HUF 13.1 bn for the same period in 2001. Net interest and other charges increased significantly due to higher interest expense resulting from the 28.7% higher average loan balance. Total average borrowings increased to HUF 413.7 bn at December 31, 2002, mainly because of the loan taken from Deutsche Telekom AG to finance the acquisition of the remaining 49 stake in Westels. Net interest and other charges include HUF 10.9 bn net FX gain, HUF 26.6 bn interest expense, HUF 9.4 bn swap related expenses (including interest and movements in fair value), HUF 3.7 bn commissions and other charges and HUF 0.9 bn interest and financial income.

Share of associates’ results

Share of associates’ results amounted to HUF 691 million for the year ended December 31, 2002, compared to HUF 1.7 bn for the same period in 2001. This decrease is mainly due to Emitel, which is excluded from associates in 2002 resulting from the acquisition of its remaining 50% stake and its subsequent consolidation in Matáv’s financial statements starting in July 2001. In addition, the decrease reflects the lower financial results of Hunsat.

Income tax

Income tax expense increased from HUF 11.7 bn for the year ended December 31, 2001 to HUF 13.2 bn for the same period in 2002, mainly due to Westel, which lost its 60% tax holiday resulting in tax rates of 18% as opposed to 7.2% applicable during 2001. This increase was partly offset by income tax decrease at Rt. as well as deferred tax assets recognized for tax losses in 2002.

Minority Interest

Minority interest has not changed significantly in the year ended December 31, 2002 (HUF 13.6 bn), compared to the same period in 2001.

Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, Stonebridge, Telemacedónia, Westel and Westel 0660.

HUF millions	12 months ended Dec. 31, 2001	12 months ended Dec. 31, 2002	Change (%)
Revenues	333,685	336,306	0.8
EBITDA	126,091	120,328	(4.6)
Operating profit	60,143	43,664	(27.4)
Profit after income tax	45,246	21,892	(51.6)
Minority interest	267	(7)	n.m.
Net income	45,513	21,885	(51.9)

Revenues from the fixed line segment remained stable year over year, but its composition changed. Leased line and data transmission services increased by 14.4% in the year ended December 31, 2002 compared to the same period in 2001. Leased line and data transmission revenue growth was driven by strong volume increases in ADSL, Internet and Flex-Com customers. Matáv’s domestic fixed voice business experienced a moderate, 2.9% decline. International revenues declined by 15.7% mainly due to lower outgoing and incoming traffic.

Operating profit of the fixed line segment decreased by 27.4%. Within operating expenses employee related expenses and depreciation and amortization increased, but these increases were partly offset by decreases in payments to other network operators and in cost of equipment sales.

Mobile segment

Mobile segment includes Westel and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	12 months ended Dec. 31, 2001	12 months ended Dec. 31, 2002	Change (%)
Revenues	198,947	232,612	16.9
EBITDA	76,075	87,813	15.4
Operating profit	35,793	52,390	46.4
Profit after income tax	32,295	38,148	18.1
Net income	32,295	38,148	18.1

Revenues in the mobile segment increased by 16.9% in the year ended December 31, 2002 compared to the same period in 2001 due to strong increases in the number of mobile customers. Westel’s customer base increased by 36.5% to 3,402,788 subscribers, including 2,552,173 prepaid customers by December 31, 2002. Average monthly usage per Westel subscriber decreased by 19.1% from 146 minutes in the year ended 2001 to 118 minutes in the same period of 2002. GSM mobile penetration reached 67.6% in Hungary and Westel accounts for 49.6% market share in the very competitive GSM market.

Operating profit shows a 46.4% increase. While revenues grew by 16.9%, operating expenses increased at a lower rate, 10.5% year over year. The majority of the increase in operating expenses relates to increased payments to other network operators, agency fees, employee related expenses, and fees and levies. These increases were partially offset by lower depreciation and amortization expense.

International segment

International segment includes the operations of MakTel, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	12 months ended Dec. 31, 2001	12 months ended Dec. 31, 2002	Change (%)
Revenues	60,034	67,562	12.5
EBITDA	33,856	36,840	8.8
Operating profit	23,464	26,186	11.6
Profit after income tax	18,725	21,727	16.0
Minority interest	(13,973)	(13,632)	(2.4)
Net income	4,752	8,095	70.3

MakTel has been a consolidated subsidiary of Matáv beginning January 15, 2001.

Revenues from the international segment increased by 12.5% year over year to HUF 67,562 million, mainly driven by higher domestic and mobile traffic revenues.

MakTel’s fixed line subscribers increased by 8%, reaching 594,213 at December 31, 2002. Mobile subscribers increased by a significant 65.5% to 366,348 and its Internet subscribers reached 34,222 by December 31, 2002 from 21,674 a year earlier.

Total operating expenses increased by 13.1% mainly because of increases in employee related expenses, cost of telecommunications equipment sales, debtor provision and marketing expenses.

Minority interest decreased by 2.4% to HUF 13.6 bn in the year ended December 31, 2002. It mainly represents the share of income accruing to the minority owners of MakTel and Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities at December 31, 2001 were HUF 1,104.2 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,077.5 bn as of December 31, 2002.

Loans and other borrowings

The current portion of loans and other borrowings increased significantly by 579.4% from December 31, 2001 to HUF 228.3 bn at December 31, 2002, while the non-current loans and other borrowing decreased by 65.3% during the same period. These changes result from the reclassification of some long term debt as they became due within 12 months. In addition, current loans increased because the loan taken in December 2001 to finance the acquisition of Westel is due in August 2003.

At December 31, 2002, 51.7% of the loan portfolio was HUF denominated, while 48.3% was foreign currency denominated. At the end of 2002, 66.7% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 38.8% at December 31, 2002.

To decrease the foreign exchange rate risk of the foreign exchange loan portfolio, Matáv entered into a swap agreement relating to the EUR 301.5 million loan, which was taken to finance the acquisition of MakTel, as of February 4, 2002. The counterparty in the transaction was Deutsche Telekom. The cross currency swap agreement entitled Matáv to receive EUR interest and principal payments and pay HUF interest and principal payments. The EUR loan was subject to floating rate interest based on 6 month EURIBOR plus a margin of 30 basis points, while under the swap Matáv was obliged to pay an interest based on 6 month BUBOR plus a margin of 34 basis points. The HUF principal payment was fixed at a rate of one EUR to 244.36 HUF (HUF 73,675 million). The timing and the amount of the EUR payments to be received under the swap were matched with the underlying payment obligations on the EUR loan.

The EUR 920 million loan, which was taken to finance the remaining 49 percent of Westel, was partially swapped to HUF effective April 18, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 300 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 72,685 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 242.28 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective June 14, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 57 basis points and HUF 12,075 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 241.5 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To increase the fix part of the HUF loan portfolio, the existing loan agreement with a disbursed amount of EUR 301.5 million (swapped to HUF 73,675 million as of February 4, 2002), and with a variable interest rate was partly replaced with a new fixed interest HUF loan, concerning a principal amount of (the HUF equivalent of) EUR 50 million as of July 15, 2002.  Meanwhile Matáv decreased the EUR notional amount of EUR 301.5 million swap and EUR 301.5 million loan by EUR 50 million so as the outstanding amount under both to be EUR 251.5 million as from the effective date of July 15, 2002. The counterparty in the transaction is Deutsche Telekom. The new HUF loan amount shall be charged interest at a fixed rate of 9.92% per annum. This EUR

50 million part of the EUR 301.5 million loan has been converted into HUF 12,218 million, by using the fixed EUR/HUF exchange rate of one EUR to 244,36 HUF (which was applied in the EUR/HUF swap).

To further increase the fix part of the HUF loan portfolio, the remaining part of the EUR 301.5 million loan agreement (EUR 251.5 million), which was swapped to HUF as of February 4, 2002, was replaced with fixed interest HUF loan as of November 4, 2002. Meanwhile the EUR 301.5 million swap and the EUR 301.5 million loan agreement were terminated. The counterparty of the transaction is Deutsche Telekom. The EUR loan amount has been converted into HUF 61,457 million by using the fixed EUR/HUF exchange rate of one EUR to 244.36 HUF (which was applied in the EUR/HUF swap), and has been added to the HUF 12,218 million resulting the HUF 73,675 million fix loan amount. The HUF 73,675 million fix loan agreement shall be charged interest at fixed rate of 9.3585% per annum.

Another EUR 50 million part of the EUR 920 million loan was swapped to HUF effective September 10, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 50 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 56 basis points and HUF 12,170 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 243.4 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

To continue the hedging under favorable market conditions Matáv swapped another EUR 125 million part of the EUR 920 million loan to HUF effective December 2, 2002. The counterparty in the transaction is Deutsche Telekom. The cross currency swap agreement entitles Matáv to receive EUR interest subject to 3 month EURIBOR plus a margin of 50 basis points and EUR 125 million principal amount, while Matáv has the obligation to pay HUF interest subject to 3 month BUBOR plus a margin of 50 basis points and HUF 29,714 million principal amount. The HUF principal payment is fixed at a rate of one EUR to 237.71 HUF. The timing of the EUR payments to be received under the swap are matched with the timing of the EUR payment obligations relating to the EUR loan.

Minority interest

Minority interest increased by 23.4% from December 31, 2001 to HUF 59.4 bn at December 31, 2002. This increase was mainly due to the improved results of MakTel.

Retained earnings

Retained earnings increased by 16.5% from December 31, 2001 to HUF 389 bn at December 31, 2002. This increase was mainly due to net income in 2002.

Analysis of group cash flow

Net cash flows from operating activities slightly increased compared to the year-end of 2001, and amounted to HUF 199,043 million in the year ended December 31, 2002.

Net cash flows from investing activities decreased by HUF 309,609 million mainly because of the lower amount spent on purchase of subsidiaries. In 2001, Matáv acquired an 86.5% stake in Stonebridge, which owns 51% of MakTel, and also completed the acquisition of the remaining 50% of Emitel. In the year ended December 31, 2002, net cash flows from investing activities also decreased because purchase of tangible and intangible assets decreased by HUF 17,759 million compared to the same period in 2001.

Net cash flows from financing activities amounted to HUF 230,197 million in the year ended December 31, 2001, compared to minus HUF 80,054 million in the same period in 2002. While in the year ended December 31, 2001, Matáv took a net HUF 249,164 million loan to finance its acquisitions, in the same period of 2002 it repaid a net HUF 69,358 million loan. In addition, while in 2001 both Matáv and Westel paid dividends to third parties, in 2002 Westel does not have to pay dividends to minority shareholders any more as it is fully owned by Matáv.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Head of Investor Relations Department

Date: February 14, 2003